UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated January 5, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: January 5, 2015

Exhibit 99.1

Contact:

Acorn International, Inc.	Compass Investor Relations

Ms. Xiaojing Li	Ms. Elaine Ketchmere, CFA

Phone: +86-21-5151-8888 Ext. 2496	Phone: +1-310-528-3031

Email: lixj@chinadrtv.com	Email: Eketchmere@compass-ir.com

www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Announces Shareholder Resolutions Adopted at 2014 Annual General Meeting

SHANGHAI, China, January 5, 2015 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced the resolutions that were adopted at its annual general meeting of shareholders held in Shanghai on December 31, 2014 (the “AGM”).

At the meeting, Acorn shareholders voted against the proposals to re-elect Mr. Andrew Y. Yan and Mr. Gordon Xiaogang Wang as directors. Additional proposals were made at the AGM by SB Asia Investment Fund II L.P., a significant shareholder of the Company, to elect Mr. Charlie Shiqiang Ban, Ms. Lynda Chung Ki Lau, Mr. Liang Lu and Mr. Steve Xiaodi Sun as directors of the Company, which proposals were approved by Acorn shareholders at the AGM. Citibank, N.A., as depositary of the Company’s American depositary shares (“ADSs”), each representing three of the Company’s ordinary shares, and the record holder of all of the ordinary shares underlying the ADSs, did not vote any of the ordinary shares held by it on the new proposals on the basis that it had not received instructions from ADS holder as of the record date for such purpose, nor did it provide a discretionary proxy to a person designated by the Company to vote the ordinary shares underlying ADSs on the new proposals.

As a result, effective as of December 31, 2014, Mr. Andrew Y. Yan and Mr. Gordon Xiaogang Wang are no longer directors of the Company and Mr. Charlie Shiqiang Ban, Ms. Lynda Chung Ki Lau, Mr. Liang Lu and Mr. Steve Xiaodi Sun are members of the Company’s board of directors, which consists of eight members.

In addition, Acorn’s shareholders ratified the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Acorn’s independent registered public accounting firm for the fiscal year ending December 31, 2014.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating TV direct sales businesses, other direct sales platforms and a nationwide distribution network. Acorn’s other direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, including its electronic learning products, as well as products from established third parties in a variety of categories. For more information, please visit http://ir.chinadrtv.com.

4